-------------------------------------------------

               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                       -----------------------

                              FORM 11-K

                           ANNUAL REPORT


                   Pursuant to Section 15(d) of the
                   Securities Exchange Act of 1934


(Mark One)

{X}  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 31, 1997.


                                OR

{  } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the
transition period
     from         to       5313.
         ---------  -------


                Commission file number 333-21011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          CENTERIOR ENERGY CORPORATION SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      FIRSTENERGY CORP.
                      76 SOUTH MAIN STREET
                      AKRON, OH  44308





                     FINANCIAL STATEMENTS





                           OF THE






        CENTERIOR ENERGY CORPORATION EMPLOYEE SAVINGS PLAN






            FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997


                 Centerior Energy Corporation
                     Employee Savings Plan
                            Index




Report of Independent Public Accountants                       2

Financial Statements:

     Statements of Net Assets Available for Plan Benefits
        as of December 31, 1997 and 1996                       3

     Statements of Changes in Net Assets Available for
        Plan Benefits for the Years Ended December 31, 1997
        and 1996                                               5

Notes to the Financial Statements                              7

Supplemental Schedules:

     Schedule I - Schedule of Assets Held for Investment
        Purposes as of December 31, 1997                      14

     Schedule II - Schedule of Reportable Transactions,
          for the Year ended December 31, 1997                17




           REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
           ----------------------------------------

To:  The Plan Administrator of the Centerior Energy Corporation
     Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of the Centerior Energy Corporation Employee Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP


Cleveland, Ohio
June 29, 1998

                                         CENTERIOR ENERGY CORPORATION
                                            EMPLOYEE SAVINGS PLAN
                               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                 December 31, 1997
                  FirstEnergy               Fixed                   Global               Aggressive
                    Stock      Equity       Income     Balanced     Equity     Growth       Growth
ASSETS              Fund        Fund         Fund        Fund        Fund       Fund         Fund      Loans       Total
------            ----------   --------   ---------    --------    --------    --------  ----------   -------    ----------
Investments, at
 market value:
  FirstEnergy -
  common stock   $53,021,135 $          0 $         0 $         0 $         0 $         0 $        0 $        0  $53,021,135
  Equity Fund -
   diversified
   common stock
   fund                    0   98,391,202           0           0           0           0          0          0   98,391,202
  Investments in
   mutual funds            0            0           0  20,856,058  34,899,154  10,945,161  9,274,346          0   75,974,719
  Loans receivable
   from participants       0            0           0           0           0           0          0  5,482,804    5,482,804

Investments , at
 contract value:
  Funds on deposit
   with insurance
   companies and
   banks                   0            0  78,435,754           0           0           0          0          0   78,435,754
                 ----------- ------------ ----------- ----------- ----------- ----------- ---------- ---------- ------------
Total investments 53,021,135   98,391,202  78,435,754  20,856,058  34,899,154  10,945,161  9,274,346  5,482,804  311,305,614
                 ----------- ------------ ----------- ----------- ----------- ----------- ---------- ---------- ------------
Receivables:
  Transfers
   receivable              0            0     269,614           0           0           0          0          0      269,614
  Investment
   income and
   other
   receivables         1,748      175,055      33,584   1,098,171      41,108      99,172     42,407          0    1,491,245
                 ----------- ------------ ----------- ----------- ----------- ----------- ---------- ---------- ------------
Total receivables      1,748      175,055     303,198   1,098,171      41,108      99,172     42,407          0    1,760,859
                 ----------- ------------ ----------- ----------- ----------- ----------- ---------- ---------- ------------
Cash and
 temporary cash
 investments         228,464    5,103,702     260,438           0           0           0          0     16,400    5,609,004
                 ----------- ------------ ----------- ----------- ----------- ----------- ---------- ---------- ------------
Total assets      53,251,347  103,669,959  78,999,390  21,954,229  34,940,262  11,044,333  9,316,753  5,499,204  318,675,477
                 ----------- ------------ ----------- ----------- ----------- ----------- ---------- ---------- ------------
LIABILITIES
-----------
Transfers payable          0       75,227           0      11,700      41,108      99,172     42,407          0      269,614

Liabilities
 for investment
 purchases and
 other               502,166      178,555     318,485   1,086,471           0           0          0          0    2,085,677
                 ----------- ------------ ----------- ----------- ----------- ----------- ---------- ---------- ------------
Total Liabilities    502,166      253,782     318,485   1,098,171      41,108      99,172     42,407          0    2,355,291
                 ----------- ------------ ----------- ----------- ----------- ----------- ---------- ---------- ------------
Net assets
 available for
 Plan benefits   $52,749,181 $103,416,177 $78,680,905 $20,856,058 $34,899,154 $10,945,161 $9,274,346 $5,499,204 $316,320,186
                 =========== ============ =========== =========== =========== =========== ========== ========== ============

The accompanying notes are an integral part of this statement.

                                      CENTERIOR ENERGY CORPORATION
                                         EMPLOYEE SAVINGS PLAN
                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                              December 31, 1996
                               Centerior                     Fixed                   Global
                                 Stock         Equity       Income      Balanced     Equity
ASSETS                            Fund          Fund         Fund         Fund        Fund         Loans         Total
------                         -----------   ---------    ----------    ---------   ---------    ---------     ---------
Investments, at market value:
  Centerior - common stock     $42,047,410  $         0  $         0  $         0  $         0  $         0  $42,047,410
  Equity Fund - diversified
     common stock fund                   0   76,970,745            0            0            0            0   76,970,745
  Investments in mutual funds            0      761,105            0   16,041,842   32,039,829            0   48,842,776
  Loans receivable from
     participants                        0            0            0            0            0    5,931,565    5,931,565

Investments , at contract value:
  Funds on deposit with
     insurance companies and
     banks                               0            0   78,521,336            0            0            0   78,521,336
                               -----------  -----------  -----------  -----------  -----------   ---------- ------------
Total investments               42,047,410   77,731,850   78,521,336   16,041,842   32,039,829    5,931,565  252,313,832
                               -----------  -----------  -----------  -----------  -----------   ---------- ------------
Receivables:
  Transfers receivable                   0        1,005        3,472       11,429          483            0       16,389
  Investment income receivable      16,985      147,842        3,157      115,450            0            0      283,434
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total receivables                   16,985      148,847        6,629      126,879          483            0      299,823
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
Cash and temporary cash
  investments                      126,301    3,152,788      286,134            0            0            0    3,565,223
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total assets                    42,190,696  81, 033,485   78,814,099   16,168,721   32,040,312    5,931,565  256,178,878
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
LIABILITIES
-----------
Transfers payable                   16,389            0            0            0            0            0       16,389

Liabilities for investment
  purchases and other              500,000      119,916        3,472      126,818          483        4,643      755,332
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Liabilities                  516,389      119,916        3,472      126,818          483        4,643      771,721
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net assets available for
  Plan benefits                $41,674,307  $80,913,569  $78,810,627  $16,041,903  $32,039,829   $5,926,922 $255,407,157
                               ===========  ===========  ===========  ===========  ===========  =========== ============

The accompanying notes are an integral part of this statement.

                                   CENTERIOR ENERGY CORPORATION
                                      EMPLOYEE SAVINGS PLAN
                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                         For the Year Ended December 31, 1997
                 FirstEnergy                  Fixed                  Global               Aggressive
                    Stock        Equity      Income     Balanced     Equity      Growth     Growth
ASSETS              Fund          Fund        Fund        Fund        Fund        Fund       Fund      Loans        Total
------            ----------   ----------  ----------   ---------  ----------  ----------  ---------  -------     ---------
Contributions:
  Participants   $ 1,619,283 $  4,921,457 $ 3,095,822 $ 1,469,092 $ 2,610,002 $    694,438 $  810,531 $        0 $ 15,220,625
  Employer           646,542    1,749,104   1,113,405     517,034     878,318      214,629    249,634          0    5,368,666
  Rollover               493       16,701         493       7,364       9,337            0          0          0       34,388

Investment Income:
  Dividends        3,072,027    1,150,076           0   1,576,047   2,507,654      992,609          0          0    9,298,413
  Interest            12,751      132,833     688,164       3,540       1,069           61      1,131    510,234    1,349,783

Net realized gain
 and unrealized
 appreciation
 in market value of
 investments      15,538,228   26,070,741   4,188,242   2,248,038   2,091,572      217,840    524,717          0   50,879,378

Transfers (to)/
 from other funds
 (net)            (6,947,305)  (4,606,207) (3,055,536)    431,293  (3,072,329)   9,171,296  8,078,788          0            0

Administrative
 expenses            (64,295)    (556,042)   (224,950)          0           0            0          0          0     (845,287)

Loan activity:
  Borrowings        (332,300)    (846,122)   (729,420)   (183,413)   (279,738)     (85,242)   (70,145) 2,526,380            0
  Repayment of
   borrowings              0            0   2,731,378           0           0            0          0 (2,731,378)           0
  Interest payments        0            0     510,234           0           0            0          0   (510,234)           0
                 -----------  -----------  ----------  ----------  ----------  ----------- ----------  ---------  -----------
                  13,545,424   28,032,541   8,317,832   6,068,995   4,745,885   11,205,631  9,594,656   (204,998)  81,305,966

Less - Amounts
 withdrawn by
 participants      2,470,550    5,529,933   8,447,554   1,254,840   1,886,560      260,470    320,310    222,720   20,392,937
                 -----------  -----------  ----------  ----------  ----------  -----------  ---------  ---------  -----------
Net increase
 (decrease)       11,074,874   22,502,608    (129,722)  4,814,155   2,859,325   10,945,161  9,274,346   (427,718)  60,913,029

Net assets
 available for
  Plan benefits:
  Beginning of
   year           41,674,307   80,913,569  78,810,627  16,041,903  32,039,829            0          0  5,926,922  255,407,157
                 ----------- ------------ ----------- ----------- -----------  ----------- ---------- ---------- ------------
  End of year    $52,749,181 $103,416,177 $78,680,905 $20,856,058 $34,899,154  $10,945,161 $9,274,346 $5,499,204 $316,320,186
                 =========== ============ =========== =========== ===========  =========== ========== ========== ============

The accompanying notes are an integral part of this statement.

                                         CENTERIOR ENERGY CORPORATION
                                            EMPLOYEE SAVINGS PLAN
                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                         For the Year Ended December 31, 1996
                   Centerior                     Fixed                       Global
                     Stock         Equity        Income       Balanced       Equity
ASSETS                Fund          Fund          Fund          Fund          Fund         Loans         Total
------             ----------     --------     ---------      ---------     --------     --------      ----------
Contributions:
  Participants    $ 2,095,039   $ 4,939,720   $ 3,493,006   $ 1,711,183   $ 2,836,995   $        0   $ 15,075,943
  Employer            851,829     1,821,487     1,302,987       601,912       950,699            0      5,528,914
  Rollover            198,777       142,398        73,151        58,245       182,437            0        655,008

Investment Income:
  Dividends         3,165,795     1,407,169             0       426,229       531,092            0      5,530,285
  Interest             16,247       171,993       672,573           988         2,477      523,481      1,387,759

Net realized gain
  and unrealized
  appreciation
  in market value
  of investments    7,152,665    11,995,628     4,200,073       823,902    3,838,456             0     28,010,724

Transfers (to)/
  from other
  funds (net)      (6,870,606)    3,239,431    (2,720,153)    1,641,671    4,709,657             0              0

Administrative
 expenses             (27,615)     (454,289)     (158,961)            0            0             0       (640,865)

Loan activity:
  Borrowings         (466,965)     (970,442)     (917,769)     (243,063)    (393,614)    2,991,853              0
  Repayment of
   borrowings               0             0     2,725,386             0            0    (2,725,386)             0
  Interest payments         0             0       523,481             0            0      (523,481)             0
                  -----------   -----------   -----------    ----------  -----------   -----------   ------------
                    6,115,166    22,293,095     9,193,774     5,021,067   12,658,199       266,467     55,547,768

Less - Amounts
  withdrawn by
  participants      2,551,876     4,818,075     7,494,234     1,176,924    2,077,953       143,937     18,262,999
                  -----------   -----------   -----------    ----------  -----------   -----------   ------------
Net increase        3,563,290    17,475,020     1,699,540     3,844,143   10,580,246       122,530     37,284,769

Net assets
 available for
  Plan benefits:
  Beginning of
   year            38,111,017    63,438,549    77,111,087    12,197,760   21,459,583     5,804,392    218,122,388
                  -----------   -----------   -----------   -----------  -----------    ----------   ------------
  End of year     $41,674,307   $80,913,569   $78,810,627   $16,041,903  $32,039,829    $5,926,922   $255,407,157
                  ===========   ===========   ===========   ===========  ===========    ==========   ============

The accompanying notes are an integral part of this statement.





                       EMPLOYEE SAVINGS PLAN
              NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - GENERAL DESCRIPTION OF THE PLAN
----------------------------------------

The Centerior Energy Corporation (Centerior) Employee Savings Plan (Plan) was approved by the Centerior Board of Directors in 1986 and went into effect as of January 1, 1987. The purpose of the Plan is to afford eligible employees an opportunity to make systematic savings through payroll deductions, to invest such savings in a manner which will assist them in meeting their savings and investment needs, and to facilitate their becoming share owners of the Company. Participation in the Plan is voluntary.

An eligible employee is any part-time, temporary, full-time probationary or full-time regular employee of Centerior, Centerior Service Company (CSC), The Cleveland Electric Illuminating Company (CEI), The Toledo Edison Company (TE) or any other Centerior affiliate that adopts the Plan according to its terms, and is at least age 18. On November 8, 1997, Centerior and the Ohio Edison Company merged to create FirstEnergy Corp. ("Merger"). Effective with the Merger, CEI and TE became electric utility operating subsidiaries of FirstEnergy Corp. ("FirstEnergy") and Centerior and the Centerior Service Company ceased to exist. Pursuant to the terms of the merger agreement each outstanding share of Centerior Energy Corporation common stock (includes certain shares held by the Plan) was converted into .525 of a share of FirstEnergy common stock on the merger date.

FirstEnergy may close contributions into the Plan at any time. A discontinuance of employer matching contributions into the Plan would constitute a closing of both participant contributions and employer matching contributions into the Plan. FirstEnergy may either continue the operation of the Plan with respect to the interests of participants then in the Plan or terminate the Plan. If the Plan is terminated, all assets in the Trust will be distributed among the participants in proportion to their respective interests without any forfeitures.

The Plan is subject to the reporting, disclosure, participation, vesting and fiduciary responsibility provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA), but is not subject to the funding provisions of Title I and the plan termination insurance provisions of Title IV of ERISA.

All Plan activity, including fund account balances, transfers and withdrawals, is updated each business day by the Trustee.
Participants can get up-to-date reports on their accounts via the telephone information access system of the Trustee. All participants share in the investment management costs and certain administrative costs of the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNT POLICIES
------------------------------------------------

Basis of Accounting
-------------------

The financial statements of the plan are prepared on the accrual basis of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of Investments
------------------------

The FirstEnergy Stock Fund, and the Centerior Stock Fund prior to the Merger, is valued at the average of the high and low sales prices of the common stock as reported on Network A of The
Consolidated Transaction reporting system and as listed by The
Wall Street Journal on the last business day of the year.

The Equity Fund invests in a diversified common stock fund and a money market fund managed by National City Bank, Cleveland, Ohio.
The fund is valued at market prices on the last business day of the year.

Fixed Income Fund investments in 1997 and 1996 consisted of interest-bearing contracts with insurance companies and investments in Society National Bank's ("Society") EB MaGIC Fund and Fifth Third Bank's Guaranteed Insurance Contract fund (5/3 Bank's GIC Fund). These investments are fully benefit-responsive and stated at contract value, which equals principal plus accrued interest. Contract value approximated market value at December 31, 1997 and 1996. The EB MaGIC Fund and 5/3 Bank's GIC Fund are collective funds which invest primarily in insurance and other investment contracts. Investment income earned for the EB MaGIC Fund and 5/3 Bank's GIC Fund is reported as net realized gain and unrealized appreciation in the Statement of Changes in Net Assets Available for Plan Benefits.

The Balanced, Global Equity, Growth and Aggressive Growth Funds are invested in diversified mutual funds, the Dodge & Cox Balanced Fund, the American Funds' New Perspective Fund, the Van Kampen American Capital Emerging Growth Fund, and the Stein Roe Capital Opportunities Fund, respectively. The investments are valued at market prices on the last business day of the year.

Investment Gains (Losses), Appreciation (Depreciation) and Income
-----------------------------------------------------------------

The net realized gain (loss) and unrealized appreciation (depreciation) amounts shown in the Statements of Changes in Net Assets Available for Plan Benefits for 1997 and 1996 were calculated using the current value methodology for costing investments. Current value represents the market value of investments held at the beginning of the year plus the purchase price for investments acquired during the current year.

The realized gains and losses on the distribution or sale of shares in the FirstEnergy Stock, Equity, Balanced, Global Equity, Growth and Aggressive Growth Funds represent the difference between the market value of the shares on the date of distribution or sale and the cost of the shares using the current value methodology described above. The realized gain or loss on the sale of securities in the FirstEnergy Stock Fund is included in the amounts withdrawn or transferred by participants which caused the sale. The net realized gain or loss on the sale of investment securities in the Equity, Balanced, Global Equity, Growth and Aggressive Growth Funds will contribute to the annual increase (decrease) in the respective Fund's net assets available for Plan benefits.

Dividend income within the FirstEnergy Stock Fund and the Equity
Fund is recorded on the ex-dividend dates. Income from all other investments is recorded as earned.

The Plan provides that the market value of all investments shall be determined at the market close each business day of the Trustee. Unrealized appreciation or depreciation, equal to the difference between the cost and the daily market value of the investments, is recognized in determining the value of each fund.

Expenses of the Plan
--------------------

Expenses of the Plan incurred by the Trustee to buy and sell securities are included as a cost of those securities. Fund earnings for the Balanced, Global Equity, Growth and Aggressive Growth Funds are net of the charges assessed for mutual fund investment management fees. All participants share in the investment management costs and certain administrative costs of the Plan.

The annual investment management and administrative fees assessed on total assets under management at the end of the last two years were as follows:




                                      December 31,
                                     -------------
                                     1997     1996
                                     ----     ----

     FirstEnergy Stock Fund          0.10%      -
     Centerior Stock Fund              -      0.10%
     Equity Fund                     0.60     0.60
     Fixed Income Fund               0.25     0.25
     Balanced Fund                   0.55     1.01
     Global Equity Fund              0.79     0.82
     Growth Fund                     1.05       -
     Aggressive Growth Fund          1.17       -

NOTE 3 - CONTRIBUTIONS
----------------------

The Plan consists of three parts (Parts) - the After Tax Part, the Before Tax Part and the Rollover Part. The maximum participant contribution into both the After Tax Part and the Before Tax part is 16% of pay: up to 6% as a Basic Contribution and up to 10% as a Supplemental Contribution. The minimum contribution is 1% of pay. Pay includes only straight-time hourly wages or salary paid for regularly scheduled straight-time hours. A participant may allocate contributions in increments of 1% into the FirstEnergy Stock, Equity, Fixed Income, Balanced, Global Equity, Growth and Aggressive Growth Funds which total 100% or may allocate all contributions into any one Fund.

Participants make a single election for investment mix for their contributions into both the After Tax and Before Tax parts. Participants may change their contributions as often as once a month and may change their investment mix, transfer between funds or withdraw as often as once every 30 calendar days. A participant's withdrawal of post-December 31, 1986 After Tax contributions is penalized by requiring a six-month waiting period for future participant contributions to the After Tax part of the Plan, except in certain cases of hardship and during certain open enrollment periods.

The After Tax part receives participant contributions after they are taxed as pay. The Before Tax part receives contributions before they are taxed as pay, as participants may instruct their employer to deposit their contributions into the Trust in exchange for the election to have their pay reduced by the same amount. Participant contributions of pay under the Plan as Before Tax contributions reduce a participant's taxable income for federal and Ohio income tax purposes in the year of contribution. Participant contributions into both the After Tax Part and the Before Tax part are subject to certain Internal Revenue Service (IRS) limitations.
The employer of each participant contributes an amount equal to 50% of the participant's eligible Basic Contributions, which is allocated on the same percentage basis and to the same Funds as the participant's Basic Contributions. All employer matching contributions are deposited solely into the Before Tax part of the Plan and vest immediately.

Employees retiring on or after July 1, 1993 are allowed to directly transfer or rollover all or any part of their qualified lump sum pension benefit from their respective Centerior pension plan into the Rollover part of the Plan. The rollover can be invested in the same investment Funds of the Plan, but the accounts are segregated from existing After Tax part and Before Tax Part accounts. The minimum rollover required is $3,500.

Participants, including those who have terminated employment but maintained account balances, may transfer any or all of their contributions and the earnings thereon and employer matching contributions and the earnings thereon among the various Funds in the same Part. Any integral increment of 1% may be transferred.

A participant's interests from a plan of a previous employer that is qualified under Internal Revenue Code (IRC) Section 401(k) can be transferred into the Plan.



NOTE 4 - INVESTMENTS
--------------------

Effective with the Merger, contributions into the FirstEnergy Stock Fund and the earnings thereon are invested by the Trustee in FirstEnergy common stock. At the direction of FirstEnergy, the common stock is either purchased in the open market at prevailing prices or purchased from FirstEnergy at the market value on the date of the purchase. Prior to the Merger, contributions into the Centerior Stock Fund and the earnings thereon were invested by the Trustee in Centerior common stock, which was purchased at the direction of Centerior on either the open market or from Centerior. Pursuant to the Merger agreement, each share of Centerior common stock (including the shares held in the Centerior Stock Fund) was converted into 0.525 shares of FirstEnergy common stock on the Merger date.

Contributions into the Equity Fund and the earnings thereon are deposited by the Trustee in a diversified common stock fund.
These deposits are then invested by National City Bank primarily in the common stocks of a large number of publicly owned companies, excluding FirstEnergy.

Contributions into the Fixed Income Fund and the earnings thereon are invested by the Trustee in Society's EB MaGIC Fund and in 5/3 Bank's GIC Fund in 1997 and 1996, and in interest-bearing contracts with insurance companies prior to July 1997. Group fixed-term contracts with insurance companies earned interest at an annual rate of 7% in 1997 and a range of 7% to 8.65% in 1996. The earned interest rates for the EB MaGIC Fund and 5/3 Bank's GIC Fund vary as each fund's various investment contracts with insurance companies expire and new ones are added. The EB MaGIC Fund's average annual earned interest rate at December 31, 1997 and 1996 was 6.53% and 6.52%, respectively. The average annual earned interest rate for 5/3 Bank's GIC Fund at December 31, 1997 and 1996 was 6.08% and 5.65%. By agreement between the parties, the investment contract with the Life Insurance Company of Georgia having a June 1999 maturity date was prematurely ended in June 1997. The proceeds were invested in the EB MaGIC Fund.

Contributions into the Balanced Fund and the earnings thereon are deposited by the Trustee in a diversified mutual fund with the investment objectives of long-term growth of capital, reasonable income and conservation of capital. Through February 1, 1997, the Balanced Fund investment was in the Phoenix Balanced Fund. The Dodge & Cox Balanced Fund replaced the Phoenix Balanced Fund as the Balanced Fund's diversified mutual fund effective February 1, 1997.

Contributions into the Global Equity Fund and the earnings thereon are deposited by the Trustee in a diversified mutual fund with the investment objective of long-term growth of capital through world-wide investments. The Global Equity Fund investment is currently in the American Funds' New Perspective
Fund.

Contributions into the Growth Fund and earnings thereon are deposited by the Trustee into the Van Kampen American Capital Emerging Growth Fund, a diversified mutual fund with the investment objective of long-term capital appreciation by investing primarily in the common stocks of small and mid-sized companies.

Contributions into the Aggressive Growth Fund and the earnings thereon are deposited by the Trustee into the Stein Roe Capital Opportunities Fund, a diversified mutual fund with the investment objective of long-term capital appreciation by investing in aggressive growth companies.


Investments that represent 5% or more of the Plan's net assets at the end of the last two years were as follows:

                                               December 31,
                                         ------------------------
                                            1997         1996

     FirstEnergy common stock,
       1,828,315 shares and -0-,
       respectively                   $  53,021,135   $        0
     Centerior common stock, -0- and
       3,911,387 shares, respectively             0   42,047,410
     EB MaGIC Fund                       72,019,901   62,429,631
     Dodge & Cox Balanced Fund,
       312,310 and -0- shares,
       respectively                      20,856,058            0
     Phoenix Balanced Fund, -0- and
       1,009,556 shares, respectively             0   16,041,842
     American Funds' New Perspective
       Fund, 1,801,712 and 1,763,337
       shares, respectively              34,899,154   32,039,829
                                       ------------ ------------

          Total                        $180,796,248 $152,558,712
                                       ============ ============

See Schedule I for a complete list of investments held at December 31, 1997 for each of the seven Funds.

The Trustee can temporarily keep money in any of the Funds in short-term investments or in cash to have cash available to meet participants' distribution requests or until the Trustee invests it.

See Schedule II for a summary of reportable (significant) transactions for 1997.

NOTE 5 - WITHDRAWALS PAYABLE TO PARTICIPANTS
--------------------------------------------

Subject to certain limitations under the Plan, participants may elect to withdraw their contributions and employer matching contributions and any related gains and earnings on these contributions.

Withdrawals payable to participants at the end of the last two years were as follows:

                                               December 31,
                                         ------------------------
                                            1997         1996
                                            ----         ----

     FirstEnergy Stock Fund             $  40,103    $       0
     Centerior Stock Fund                       0       32,427
     Equity Fund                           60,759       75,055
     Fixed Income Fund                    224,619      173,333
     Balanced Fund                         28,534        4,186
     Global Equity Fund                    38,714       54,314
     Growth Fund                              446            0
     Aggressive Growth Fund                     0            0
                                         --------     --------

          Total                          $393,175     $339,315
                                         ========     ========

NOTE 6 - LOANS TO PARTICIPANTS
------------------------------

Participants are eligible to apply for a loan to borrow from their vested available investment accounts having a balance of at least $2,000. To be eligible, participants must receive a regular paycheck from which repayments can be withheld to repay the borrowing and pay interest to their own accounts. Eligible participants may borrow up to the lesser of 50% of their vested account balances or $50,000. Loans from the Rollover Part are not permitted. A participant may elect a repayment period of one to 60 months. All loan repayments are made to the Fixed Income Fund. A fixed rate of interest applies to all loans. The interest rate is The Chase Manhattan Bank prime rate plus 1%.

NOTE 7 - TAX STATUS OF THE PLAN
-------------------------------

Centerior received a determination letter from the IRS dated November 13, 1996 to the effect that the Plan is a qualified defined contribution plan under Section 401 of the IRC and that the Trust is exempt from income taxes under Section 501 thereof. The effect of such qualification and exemption is that the participating employees are not subject to federal income taxes on employer contributions or any income accruing to their accounts until distributions are made from the accounts. When a distribution is made, the excess of the amount distributed over the participating employee's own After Tax contributions is taxable income to the employee. Distributions from both the Before Tax Part and the rollover Part are subject to federal income tax.

Since receiving the last determination letter, the Plan has been amended to include the Growth and Aggressive Growth Funds. However, the Plan's legal counsel believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 8 - RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500
----------------------------------------------------------------

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

                                            December 31,
                                   ------------------------------
                                      1997              1996
                                      ----              ----

Net assets available for benefits
   per the financial statements     $316,320,186    $255,407,157
   Amounts allocated to withdrawing
   participants                         (393,175)       (339,315)
                                    ------------    ------------
Net assets available for benefits
   per Form 5500                    $315,927,011    $255,067,842
                                    ============    ============

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

                                                     Year Ended
                                                     December 31,
                                                         1997
                                                    ------------


     Benefits paid to participants per the
          financial statements                      $20,392,937
     Add:  Amounts allocated to withdrawing
          participants at December 31, 1997             393,175
     Less:  amounts allocated to withdrawing
          participants at December 31, 1996             339,315
                                                    -----------

     Benefits paid to participants per Form 5500    $20,446,797
                                                    ===========

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 9 - SUBSEQUENT EVENT
-------------------------

As a result of the merger with Ohio Edison Company that created FirstEnergy Corp., as discussed in Note 1, the Plan will be renamed the FirstEnergy Savings Plan. Furthermore, beginning July 1, 1998, non-union participants and all retirees in the Centerior Energy Plan will be merged into the FirstEnergy Savings Plan. The remaining participants in the Plan will be merged into the new FirstEnergy Savings Plan beginning January 1, 1999

                                    SCHEDULE I
                           CENTERIOR ENERGY CORPORATION
                              EMPLOYEE SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997
                           Number
                             of         Historical          Market
        Common Stock       Shares          Cost             Value
------------------------------------------------------------------

FIRSTENERGY STOCK FUND
----------------------
FirstEnergy              1,828,315    $50,043,655     $53,021,135

EQUITY
------

Abbott Laboratories         18,000        757,260       1,179,000
Aluminum Company of
 America                    14,700      1,164,300       1,034,512
Allstate Corp               12,000        920,795       1,086,000
American International
 Group Inc                  11,400        273,646       1,239,750
Ameritech Corp              17,200      1,201,570       1,384,600
Automatic Data Processing
 Inc                        24,900        259,552       1,528,237
Baker Hughes Inc            37,000      1,390,904       1,614,125
BellSouth Corp              23,500      1,135,285       1,323,355
Boeing Co                   29,000      1,709,866       1,419,202
Bristol-Myers Squibb Co     16,900        433,323       1,599,162
CVS Corporation             15,900      1,023,128       1,018,602
Caterpillar Inc             18,800      1,022,814         911,800
Centocor Inc                22,000        705,430         731,500
Cisco Systems Inc           18,450        321,553       1,028,588
Coca-Cola Co                14,000        794,535         933,632
Compaq Computer Corp        27,500      1,539,973       1,553,750
Comerica Inc                11,100        991,229       1,001,775
Costo Companies Inc         53,000      1,983,053       2,365,125
Dayton Hudson Corp          37,200      2,031,176       2,511,000
Deere & Co                  26,500      1,470,968       1,485,375
Diebold Inc                 26,400      1,130,659       1,336,500
Walt Disney Co              19,638        661,883       1,944,162
Du Pont E I De Nemours
 & Company                  15,000        997,463         900,945
Emerson Electric Co         30,800        990,039       1,738,290
Ericsson L M Tel Co ADR     42,900      1,859,565       1,600,728
Federated Department
Stores                      19,800        947,925         852,647
Federal Home Loan Mortgage
 Corp                       22,700        950,000         951,993
Federal National Mortgage
Assoc                       39,000      1,477,728        ,225,457
Gillette Co                 12,900        816,695       1,295,650
Golden West Financial Corp  11,800      1,045,239       1,154,193
Halliburton Co              47,600      1,801,340       2,469,250
Healthsouth Corp            75,000      2,041,582       2,081,250
Hewlett Packard Co          24,500      1,399,345       1,528,188
Home Depot Inc              62,299      2,047,347       3,667,854
Honeywell Inc               12,000        761,114         822,000
Intel Corp                  34,700      1,082,640       2,437,675
Johnson &
 Johnson                     6,700        315,134         441,362
Eli Lilly & Co              38,800      2,007,513       2,701,450
Lucent Technologies Inc     15,100      1,250,070       1,206,112
Merck & Co Inc              14,000        930,090       1,484,000
Microsoft Corp              26,700      1,297,754       3,450,975
Minnesota Mining & Mfg Co    8,500        320,833         697,536
Motorola Inc                14,000      1,035,965         800,632
Monsanto Co                 41,400      1,820,641       1,738,800
Newell Co                   25,500      1,053,487       1,083,750
Norwest Corp                36,000      1,056,893       1,395,000
Oracle Corp                 45,450      1,246,088       1,014,126
Pepsico Inc                 39,866        480,798       1,445,143
Pitney Bowes Inc            13,600        386,815       1,223,157
Praxair Inc Co              16,000        860,803         720,000
Procter & Gamble Co         15,800        660,282         261,045
Safeway Inc                 27,400      1,481,175       1,733,050
Schering-Plough Corp        26,000        306,423       1,615,250
Schlumberger Ltd            45,200      1,807,529       3,638,600
Solutia Inc                  8,280        170,219         220,977
State Street Corp           28,100      1,694,368       1,635,083
Sun Microsystems Inc        25,000        803,125         996,875
Tandy Corp                  52,200      1,600,026       2,012,989
Texas Instruments Inc       20,400        903,875         918,000
Tidewater Inc               31,700      1,468,464       1,755,388
Time Warner Inc             42,700      2,297,029       2,647,400
Tricon Global Restaurants    4,906         48,619         142,583
Tyco International Ltd      50,000      2,051,158       2,253,150
United Health Care Corp     11,000        542,535         546,568
United Technologies Corp    10,900        790,986         793,662
Wal Mart Stores Inc         34,400      1,072,192       1,356,667
Walgreen Co                 48,000        748,680       1,506,000
                                      ----------      ----------

                                      73,650,493      98,391,202
                                      ----------      ----------

                                Schedule I     (Continued)

                 CENTERIOR ENERGY CORPORATION
                    EMPLOYEE SAVINGS PLAN
       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                    AS OF DECEMBER 31, 1997
Historical       Market
               Mutual Funds                Cost           Value
-----------------------------------  ------------  --------------
BALANCED FUND
-------------

Dodge & Cox Balanced Fund (312,310 shares) 19,578,565  20,856,058

GLOBAL EQUITY FUND
------------------

American Funds' New Perspective Fund
(1,801,712 shares)                         30,384,995  34,899,154

GROWTH FUND
-----------

Van Kampen American Capital Emerging
     Growth Fund (290,323 shares)          10,753,735  10,945,161

AGGRESSIVE GROWTH FUND
----------------------

Stein Roe Capital Opportunities Fund
(310,802 shares)                            8,708,918   9,274,346
                                          -----------  ----------
                                           69,426,213  75,974,719
                                          -----------  ----------


LOANS
-----

Loans Receivable from Participants          5,482,804   5,482,804
                                          -----------  ----------


Funds on Deposit with Insurance Companies
 and Banks
-----------------------------------------

FIXED INCOME FUND
-----------------

Fifth Third Bank,
  Guaranteed Insurance Contract Fund        6,415,853   6,415,853
EB MaGIC Fund                              62,874,350  72,019,901
                                          -----------  ----------

                                           69,290,203  78,435,754
                                          -----------  ----------

Total Assets Held for Investment
 Purposes                                $267,893,368 311,305,614
                                         ============ ===========



                                                                                   SCHEDULE II
                                     CENTERIOR ENERGY CORPORATION
                                        EMPLOYEE SAVINGS PLAN
                          ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                 INDIVIDUAL TRANSACTIONS AND ASSOCIATED TRANSACTIONS BY PERSON
                              FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                            Current Value
Party Involved/         Purchase     Selling                 Cost of        of Asset on      Net Gain
Security Name           Price         Price     Expenses      Asset       Transaction Date   or Loss
---------------        ----------   ---------  ----------  ----------      ----------------  ---------
Phoenix Balanced Fund          0   16,212,397           0  15,435,289     16,212,397         777,108

EB MaGIC Fund          16,212,397           0           0  16,212,397     16,212,397               0

Dodge & Cox Balanced
Fund                   16,045,012           0           0  16,045,012     16,045,012               0

EB MaGIC Fund                   0  16,252,815           0  16,252,815     16,252,815               0


                                                                    SCHEDULE II     (Continued)
                                  CENTERIOR ENERGY CORPORATION
                                      EMPLOYEE SAVINGS PLAN
                      ITEM 27D PART 2 - SCHEDULE OF REPORTABLE TRANSACTIONS
                               CUMULATIVE TRANSACTIONS BY ISSUE
                             FOR THE YEAR ENDED DECEMBER 31, 1997

                                       Disposed                              Acquired
                            ------------------------------------    --------------------------
                                                      Gain or
Security Description        Sales     Proceeds         Loss         Purchases         Cost
--------------------------  -----   ------------   ------------     ---------       ---------
Dodge & Cox Balanced Fund      80     $3,227,056      $173,368          146        $22,632,235

American Funds'
  New Perspective Fund        120      7,096,221       543,773          123          7,863,975

Phoenix Balanced Fund          17     17,011,318       969,476            6            172,316

NCB Equity Fund               120     13,208,444     1,892,918          123          8,917,292

EB MaGIC Fund                 137     17,227,151     1,076,690          116         22,632,651

Stein Roe
  Capital Opportunities Fund   76      2,646,175       (40,711)         140         11,395,804

Van Kampen American Capital
  Emerging Growth Fund         48      1,296,486        26,415          173         12,023,806

EB Money Market Fund          120     32,920,095             0           84         32,507,659

</TABLE






               Consent of Independent Public Accountants



As independent public accountants, we hereby consent to the incorporation of our report on the financial statements of the Centerior Energy Corporation Employees Savings Plan dated June
29, 1998, included in this Form 11-K into FirstEnergy Corp.'s filed Registration Statement, File No. 333-48651.



                                ARHTUR ANDERSEN LLP

Cleveland, Ohio
June 29, 1998









                               SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the Centerior
Energy Corporation Employee Savings Plan, has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        CENTERIOR ENERGY CORPORATION
                        EMPLOYEE SAVINGS PLAN


June 29, 1998
-------------
Date
                        By: /s/ James A. Bowers
                            -------------------
                            James A. Bowers
                            Chairman
                            Savings Plan Committee









                                    June 29, 1998





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


     Re:  Centerior Energy Corporation Employee Savings Plan


Gentlemen:

     We transmit herewith for electronic filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1934, as amended, an annual report on Form 11-K of the Centerior Energy Corporation
Employee Savings Plan.

     Please address any comments regarding the above to the undersigned at 76 S. Main Street, Akron, OH 44308 (330) 384-5504.

                                Very truly yours,

                                FIRSTENERGY CORP.

                                By: /s/ N. C. Ashcom
                                    ----------------
                                    N. C. Ashcom
                                    Corporate Secretary








